California First Leasing Corporation ‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗

October 31, 2023

Via EDGAR Correspondence and Federal Express

Division of Corporation Finance Office of Mergers & Acquisitions United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attention Brian Soares and David Plattner

RE:	California First Leasing Corporation Schedule TO-I filed October 23, 2023 File No. 005-39261

Dear Brian Soares and David Plattner:

This letter is being delivered to respond to the comments from the staff (the "Staff") of the United States Securities and Exchange Commission (the “Commission”) provided in a letter dated October 27, 2023 (the "Comment Letter") to California First Leasing Corporation (the “Company”) related to the Company’s Schedule TO-I filed with the Commission on October 23, 2023.

The Staff’s comments set forth in the above-mentioned Comment Letter are reproduced below in italics, followed by the Company's responses.

Schedule TO-I filed October 23, 2023; Offer to Purchase

Important, page ii

1.	Please revise the text in the section entitled "IMPORTANT" to replace the capital letters with lower case letters, in accordance with Plain English requirements.

Response:  In response to the Staff’s comment, the Company has revised the section entitled “IMPORTANT” to remove the all capital letters paragraphs.  These revisions and the other revisions mentioned below have been reflected in Amendment No. 1 to Schedule TO and Supplement No. 1 to the Offer to Purchase (the “OTP Supplement”), which have each been filed with the Commission on the date hereof.

Summary Term Sheet, page 1

2.

According to the fourth bullet point from the bottom on page 2, you condition your offer on there being "No change in law or in the official interpretation or administration of law, or relevant position or policy of a governmental authority with respect to any laws, applicable to the tender offer." This condition may be so broad as to render the offer illusory. Revise your disclosure so that the condition is specific and capable of objective verification when satisfied. Also, please tell us which condition in Section 6 this bullet point is intended to summarize.

5000 Birch Street, Suite 500, Newport Beach, California 92660

Phone: 800-496-4640    949-255-0500    www.calfirstlease.com

California First Leasing Corporation

Response:  In response to the Staff’s comment, the Company has removed the fourth bullet from the bottom of page 2 in the OTP Supplement.

3.

We note your statement of fact on page 3 that "the Company has determined that the transaction will not cause the Company to no longer be eligible to continue to trade on the OTCQX Premier Market." Please reconcile this statement with your belief stated on page 10 that you "do not believe that [y]our purchase of shares pursuant to the tender offer will negatively impact the eligibility of the remaining shares to continue trading on the OTCQX Premier Market

Response:  In response to the Staff’s comment, the Company has revised page 3 in the OTP Supplement to clarify the expected impact of the tender offer on trading of the Company’s common stock on the OTCQX Premier Market.

4.

We note the question at the top of page 3 captioned "How will the tender offer affect the number of our shares outstanding and the number of record holders?" Please revise your disclosure to address how the tender offer will affect the number of record holders.

Response:  In response to the Staff’s comment, the Company has revised page 3 in the OTP Supplement to clarify the expected impact of the tender offer on the number of record holders.

Conditions of the Tender Offer, page 15

5.

The lead-in language to this section permits the Company to abandon the offer if the Company's Board of Directors determines that an event has occurred that "makes it inadvisable to proceed with the tender offer or with acceptance for payment or payment." This section as drafted appears to allow the Company to terminate the offer whenever its Board of Directors determines it is "inadvisable" to proceed, which appears to render the offer illusory, in contravention of Section 14(e) of the Exchange Act and Regulation 14E thereunder. In this regard, we also note similar language in the third bullet on page 2 and paragraph (3) on page 16. Please revise, or advise.

Response:  In response to the Staff’s comment, the Company has revised the third bullet on page 2 and paragraph (3) on page 16 in the OTP Supplement to clarify the terms of this condition.

If you have any questions with respect to the foregoing, please do not hesitate to contact the undersigned at (949) 255-0667; email: ljewett@calfirstlease.com. Alternatively, you can contact our outside legal counsel at Sheppard, Mullin, Richter & Hampton LLP:  Joshua Dean (telephone: (714) 424-8292; email: jdean@sheppardmullin.com) or Jason R. Schendel (telephone: (650) 815-2621; email: jschendel@sheppardmullin.com).

Sincerely,

/s/ S. Leslie Jewett

S. Leslie Jewett

Chief Financial Officer

Enclosures

cc:    Patrick E. Paddon, California First Leasing Corporation

        Joshua A. Dean, Sheppard, Mullin, Richter & Hampton LLP

        Jason R. Schendel Sheppard, Mullin, Richter & Hampton LLP,